EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars, except per share data	2005	2004	2005	2004
Sales and other operating revenues:
Trade	$4,368	$1,293	$12,411	$3,522
Related parties	427	14	1,212	51

	4,795	1,307	13,623	3,573
Operating costs and expenses:
Cost of sales	4,353	1,195	12,016	3,308
Charges related to toluene diisocyanate plant	195	—	195	—
Selling, general and administrative expenses	152	55	414	149
Research and development expenses	23	8	68	24

	4,723	1,258	12,693	3,481

Operating income	72	49	930	92

Interest expense	(163)	(111)	(497)	(333)
Interest income	14	3	35	8
Other expense, net	(22)	(9)	(59)	(13)

Income (loss) before equity investments and income taxes	(99)	(68)	409	(246)

Income from equity investments:
LYONDELL-CITGO Refining LP	53	89	139	208
Equistar Chemicals, LP	—	54	—	93
Other	2	1	2	3

	55	144	141	304

Income (loss) before income taxes	(44)	76	550	58
Provision for (benefit from) income taxes	(54)	26	160	20

Net income	$10	$50	$390	$38

Earnings per share:
Basic	$0.04	$0.28	$1.59	$0.21

Diluted	$0.04	$0.28	$1.50	$0.21

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

Millions, except shares and par value data	September 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$652	$804
Accounts receivable:
Trade, net	1,759	1,437
Related parties	110	132
Inventories	1,713	1,619
Prepaid expenses and other current assets	150	189
Deferred tax assets	416	276

Total current assets	4,800	4,457
Property, plant and equipment, net	6,619	7,215
Investments and long-term receivables:
Investment in PO joint ventures	788	838
Investment in and receivable from LYONDELL-CITGO Refining LP	143	192
Other investments and long-term receivables	160	160
Goodwill, net	2,219	2,175
Other assets, net	844	924

Total assets	$15,573	$15,961

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$256	$308
Accounts payable:
Trade	1,376	1,083
Related parties	96	119
Accrued liabilities	801	785

Total current liabilities	2,529	2,295
Long-term debt	6,617	7,555
Other liabilities	1,791	1,780
Deferred income taxes	1,671	1,477
Commitments and contingencies
Minority interest	182	181
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 247,744,935 and 244,541,913 shares issued, respectively	248	245
Additional paid-in capital	3,064	3,000
Retained deficit	(377)	(600)
Accumulated other comprehensive income (loss)	(125)	56
Treasury stock, at cost, 826,151 and 856,915 shares, respectively	(27)	(28)

Total stockholders’ equity	2,783	2,673

Total liabilities and stockholders’ equity	$15,573	$15,961

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
Millions of dollars	2005	2004
Cash flows from operating activities:
Net income	$390	$38
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	545	186
Charges related to toluene diisocyanate plant	195	—
Income from equity investments	(141)	(304)
Distributions of earnings from affiliates	140	281
Deferred income taxes	112	16
Debt prepayment premiums and charges	28	6
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(358)	(98)
Inventories	(142)	(24)
Accounts payable	323	47
Accrued interest	42	74
Other, net	(43)	34

Net cash provided by operating activities	1,091	256

Cash flows from investing activities:
Expenditures for property, plant and equipment	(178)	(43)
Distributions from affiliates in excess of earnings	123	105
Contributions and advances to affiliates	(90)	(32)
Other	3	—

Net cash provided by (used in) investing activities	(142)	30

Cash flows from financing activities:
Repayment of long-term debt	(1,072)	(105)
Issuance of long-term debt	99	—
Dividends paid	(167)	(95)
Proceeds from stock option exercises	46	9
Other	4	(1)

Net cash used in financing activities	(1,090)	(192)

Effect of exchange rate changes on cash	(11)	(1)

(Decrease) increase in cash and cash equivalents	(152)	93
Cash and cash equivalents at beginning of period	804	438

Cash and cash equivalents at end of period	$652	$531

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company and its subsidiaries in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the audited consolidated financial statements and notes thereto included in the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2004.

2. Description of the Company

Lyondell Chemical Company (“LCC”), together with its consolidated subsidiaries (collectively, “Lyondell” or “the Company”), is a global chemical company that manufactures and markets a variety of basic chemicals and gasoline blending components. As a result of Lyondell’s acquisition of Millennium Chemicals Inc. (“Millennium”) and Lyondell’s resulting 100% ownership of Millennium and Equistar Chemicals, LP (“Equistar”), the operations of Millennium and Equistar are consolidated prospectively from December 1, 2004 (see Note 5). Prior to December 1, 2004, Lyondell accounted for its investment in Equistar using the equity method of accounting (see Note 8).

3. Charges Related to Toluene Diisocyanate Plant

Third quarter 2005 earnings reflect pretax charges of $195 million for a reduction of the carrying value of Lyondell’s Lake Charles, Louisiana, toluene diisocyanate (“TDI”) plant and related assets. The charges, as well as a decision to permanently cease TDI production at the plant, reflected the facility’s poor financial results and Lyondell’s projections of future plant capital requirements, high energy and raw material costs and low industry capacity utilization rates, which make it commercially impracticable to continue production of TDI at the plant. Hurricane Rita contributed to the decision, as it damaged the plant and contributed to increased energy costs.

In periods subsequent to September 30, 2005, Lyondell expects to recognize charges for various additional costs, including plant decommissioning and demolition costs of approximately $35 million, employee termination benefits of approximately $20 million, and contract termination costs of approximately $10 million. In addition, there are multiple commercial arrangements associated with the TDI facility for which the costs and timing of resolution cannot be determined at this time. The range of reasonably possible outcomes within which the present value of the costs of resolution of such commercial arrangements may fall is between $0 and $160 million; however, these costs are not expected to be in the upper portion of that range.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Hurricane Effects

During the third quarter 2005, two major hurricanes impacted the chemical and related industries in the coastal and off-shore regions of the Gulf of Mexico. Net income in the third quarter 2005 reflects charges totaling $30 million before tax, representing Lyondell’s exposure to industry losses expected to be underwritten by an industry insurance consortium, primarily resulting from hurricane damages in the third quarter.

Also, as a result of Hurricane Rita, Lyondell incurred various costs that will be subject to insurance reimbursements. Such costs include costs incurred in conjunction with suspending operations at substantially all of its Gulf Coast plants, minor damage to facilities, and costs to restore operations. Expenses reflected in income in the third quarter 2005 include costs to suspend operations approximately equal to the deductible amount under the relevant insurance policies. Additional amounts, including damage to facilities, cannot be estimated at this time, and are expected to be reimbursed through insurance.

5. Acquisition of Millennium Chemicals Inc.

On November 30, 2004, Lyondell completed the acquisition of Millennium in a stock-for-stock business combination intended, among other things, to broaden the Company’s product base and to consolidate ownership of Equistar. In the acquisition, Lyondell issued 63.1 million shares of Lyondell common stock to Millennium’s shareholders, and Millennium became a wholly owned subsidiary of Lyondell. Millennium owns a 29.5% interest in Equistar which, upon completion of the acquisition, also became a wholly owned subsidiary of Lyondell.

The aggregate purchase price was $1,469 million, including the 63.1 million shares of Lyondell common stock valued at $1,438 million, payment of transaction costs of $20 million and the fair value of employee stock options of approximately $11 million.

The unaudited pro forma combined historical results of Lyondell, Millennium and Equistar for the three- and nine-month periods ended September 30, 2004, giving effect to the acquisition assuming the transaction was consummated as of the beginning of 2004 are as follows:

Millions of dollars, except per share data	For the three months ended September 30, 2004	For the nine months ended September 30, 2004
Sales and other operating revenues	$3,927	$10,812
Net income	70	38
Basic and diluted income per share	0.29	0.16

The unaudited pro forma data presented above are not necessarily indicative of the results of operations of Lyondell that would have occurred had such transaction actually been consummated as of the beginning of 2004, nor are they necessarily indicative of future results of operations.

The purchase price of $1,469 million was allocated to the assets acquired and liabilities assumed based upon the estimated fair values of such assets and liabilities at the date of acquisition. The purchase price allocations used in the preparation of the December 31, 2004 and September 30, 2005 financial statements are preliminary due to the continuing analyses relating to the determination of the fair values of the assets acquired and liabilities assumed. Based upon additional information received during the nine-month period ended September 30, 2005, the fair values of the assets acquired and liabilities assumed were adjusted, with corresponding adjustment to goodwill as summarized in Note 12. Any further changes to the fair values of net assets during the fourth quarter of 2005 may result in further adjustment to goodwill. However, any changes to the estimates of fair value that would result from information obtained subsequent to the fourth quarter of 2005 would not result in adjustment of the accounting for Lyondell’s acquisition of Millennium and, therefore, would be included in Lyondell’s results of operations. Management does not expect the finalization of these matters to have a material effect on the allocation. No goodwill that would be deductible for income tax purposes was created by the acquisition.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Accounting Changes

Exchange of Nonmonetary Assets—Effective July 1, 2005, Lyondell implemented Statement of Financial Accounting Standards (“SFAS”) No. 153, Exchanges of Nonmonetary Assets, which amends Accounting Principles Board (“APB”) Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets, which is replaced with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Lyondell’s application of SFAS No. 153 had no material impact on its financial statements.

Employee Stock Options—In the first quarter 2003, Lyondell adopted the “fair value” method of accounting for employee stock options, the preferred method as defined by SFAS No. 123, Accounting for Stock-Based Compensation using the prospective transition method. Under the prospective transition method, an estimate of the fair value of options granted to employees during 2003 and thereafter is charged to earnings over the related vesting periods. Prior to 2003, Lyondell accounted for employee stock options under the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense was recognized in connection with stock options granted prior to 2003. Pro forma compensation expense related to stock options was less than $1 million and $1 million, respectively, for the three month periods ended September 30, 2005 and 2004 and was $1 million and $2 million, respectively, for the nine month periods ended September 30, 2005 and 2004.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment. The primary focus of this Statement is accounting for transactions in which an entity obtains employee services in share-based payment transactions, such as by the granting of stock options. Lyondell will be required to apply the provisions of SFAS No. 123 (revised 2004) in the first quarter 2006. Upon adoption, a provision of SFAS No. 123 (revised 2004) will require Lyondell to use a non-substantive vesting period approach for share-based payment transactions that vest when an employee becomes retirement eligible. The effect will be to accelerate expense recognition compared to the nominal vesting period approach that Lyondell currently uses. Assuming the non-substantive vesting period approach had been used, compensation expense related to share-based payments would have decreased $1 million and less than $1 million for the three-month periods ended September 30, 2005 and 2004, respectively, and increased $2 million and $4 million for the nine-month periods ended September 30, 2005 and 2004, respectively. Other provisions of SFAS No. 123 (revised 2004) may affect the computation and resulting fair value of Lyondell’s share-based payment transactions with employees. Lyondell is evaluating these impacts of adopting SFAS No. 123 (revised 2004) on its financial statements.

Asset Retirement Obligations—In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations, which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Conditional Asset Retirement Obligations, as an obligation that is conditional only as to timing and amount. FIN No. 47 is effective in the fourth quarter of 2005. Lyondell is currently evaluating the impact of adopting this interpretation.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Investment in PO Joint Ventures

Lyondell, together with Bayer AG and Bayer Corporation (collectively “Bayer”), share interests in a U.S. propylene oxide (“PO”) manufacturing joint venture (the “U.S. PO Joint Venture”) and a separate joint venture for certain related PO technology. Bayer’s ownership interest represents ownership of 1.6 billion pounds of annual in-kind PO production of the U.S. PO Joint Venture. Lyondell takes in kind the remaining PO production and all co-product styrene monomer (“SM”) and tertiary butyl alcohol (“TBA”) production from the U.S. PO Joint Venture.

In addition, Lyondell and Bayer each have a 50% interest in a separate manufacturing joint venture (the “European PO Joint Venture”), which includes a world-scale PO/SM plant at Maasvlakte near Rotterdam, the Netherlands. Lyondell and Bayer each are entitled to 50% of the PO and SM production of the European PO Joint Venture.

Changes in Lyondell’s investment in the U.S. and European PO joint ventures for the nine-month periods are summarized as follows:

Millions of dollars	U.S. PO Joint Venture	European PO Joint Venture	Total PO Joint Ventures
Investment in PO joint ventures – January 1, 2004	$570	$296	$866
Cash contributions	3	1	4
Depreciation and amortization	(24)	(9)	(33)
Effect of exchange rate changes	—	(11)	(11)

Investment in PO joint ventures – September 30, 2004	$549	$277	$826

Investment in PO joint ventures – January 1, 2005	$541	$297	$838
Cash contributions	9	8	17
Depreciation and amortization	(24)	(10)	(34)
Effect of exchange rate changes	—	(33)	(33)

Investment in PO joint ventures – September 30, 2005	$526	$262	$788

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Equity Interest in Equistar Chemicals, LP

As a result of Lyondell’s acquisition of Millennium and Lyondell’s resulting 100% ownership of Equistar, the operations of Equistar are consolidated prospectively from December 1, 2004 (see also Notes 2 and 5). Prior to December 1, 2004, Lyondell accounted for its 70.5% interest in Equistar using the equity method of accounting, because of Lyondell’s and Millennium’s joint control of certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership. As a partnership, Equistar is not subject to federal income taxes.

Summarized financial information for Equistar follows for the relevant periods prior to December 1, 2004.

Millions of dollars	For the three months ended September 30, 2004	For the nine months ended September 30, 2004
STATEMENT OF INCOME
Sales and other operating revenues	$2,439	$6,500
Cost of sales	2,255	6,063
Selling, general and administrative expenses	47	129
Research and development expenses	8	23
Gain on asset dispositions	—	(4)

Operating income	129	289
Interest expense, net	(55)	(165)
Other expense, net	(2)	(4)

Net income	$72	$120

Lyondell’s income from its investment in Equistar prior to December 1, 2004 consisted of Lyondell’s share of Equistar’s income and accretion of Lyondell’s investment in Equistar up to its underlying equity in Equistar’s net assets.

9. Equity Interest in LYONDELL-CITGO Refining LP

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”). Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of the executive management of the partnership, Lyondell accounts for its investment in LCR using the equity method of accounting. As a partnership, LCR is not subject to federal income taxes.

Lyondell’s investment in and receivable from LCR consisted of the following:

Millions of dollars	September 30, 2005	December 31, 2004
Investment in LCR	$(86)	$(37)
Receivable from LCR	229	229

Investment in and receivable from LCR	$143	$192

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information for LCR follows:

Millions of dollars	September 30, 2005	December 31, 2004
BALANCE SHEETS
Total current assets	$487	$359
Property, plant and equipment, net	1,289	1,227
Other assets	83	61

Total assets	$1,859	$1,647

Current liabilities	$888	$588
Long-term debt	440	443
Loans payable to partners	264	264
Other liabilities	107	112
Partners’ capital	160	240

Total liabilities and partners’ capital	$1,859	$1,647

	For the three months ended September 30,		For the nine months ended September 30,
	2005	2004	2005	2004
STATEMENTS OF INCOME
Sales and other operating revenues	$2,202	$1,546	$5,301	$4,039
Cost of sales	2,091	1,393	5,012	3,643
Selling, general and administrative expenses	11	14	34	45

Operating income	100	139	255	351
Interest expense, net	(9)	(6)	(26)	(24)
Other income	—	14	—	14

Net income	$91	$147	$229	$341

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$30	$29	$86	$87
Expenditures for property, plant and equipment	38	13	121	42

Lyondell’s income from its investment in LCR consists of Lyondell’s share of LCR’s net income and accretion of Lyondell’s investment in LCR up to its underlying equity in LCR’s net assets. At September 30, 2005, Lyondell’s underlying equity in LCR’s net assets exceeded its investment in LCR by approximately $253 million. This difference will be recognized in income over the next 23 years.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Accounts Receivable

At September 30, 2005, Lyondell had two four-year, accounts receivable sales facilities of $150 million and $450 million, relating to LCC and Equistar, respectively. Lyondell amended the two accounts receivable sales facilities in November 2005, extending the maturities to November 2010 and increasing the availability under the $450 million facility to $600 million. Pursuant to these facilities, Lyondell sells, through two wholly owned bankruptcy remote subsidiaries, on an ongoing basis and without recourse, an interest in pools of domestic accounts receivable to financial institutions participating in the facilities. Lyondell is responsible for servicing the receivables. At September 30, 2005, no outstanding amounts of receivables had been sold under the accounts receivable sales facilities. The amount of outstanding receivables that had been sold under the facilities as of December 31, 2004 was $275 million.

In consideration of discounts offered to certain customers for early payment for product, some receivable amounts were collected in September 2005 that otherwise would have been expected to be collected in October 2005. This included collections of $55 million in September 2005, related to Equistar receivables, from Occidental Chemical Corporation, a subsidiary of Occidental Petroleum Corporation (together with its subsidiaries and affiliates, collectively “Occidental”).

11. Inventories

Inventories consisted of the following components:

Millions of dollars	September 30, 2005	December 31, 2004
Finished goods	$872	$1,023
Work-in-process	115	108
Raw materials	509	290
Materials and supplies	217	198

Total inventories	$1,713	$1,619

12. Property, Plant and Equipment and Goodwill

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	September 30, 2005	December 31, 2004
Land	$132	$133
Manufacturing facilities and equipment	8,850	9,286
Construction in progress	233	187

Total property, plant and equipment	9,215	9,606
Less accumulated depreciation	(2,596)	(2,391)

Property, plant and equipment, net	$6,619	$7,215

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization is summarized as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2005	2004	2005	2004
Property, plant and equipment	$134	$39	$404	$126
Investment in PO joint ventures	11	11	34	33
Turnaround costs	15	3	42	9
Software costs	10	3	29	8
Other	12	3	36	10

Total depreciation and amortization	$182	$59	$545	$186

The increases in depreciation and amortization in the three- and nine-month periods ended September 30, 2005 primarily reflect the consolidation of Millennium and Equistar prospectively from December 1, 2004.

The following table summarizes the changes to Lyondell’s goodwill during the nine months ended September 30, 2005 by reportable segment. Lyondell’s reportable segments include ethylene, co-products and derivatives (“EC&D”), propylene oxide and related products (“PO&RP”), and inorganic chemicals (see Note 20). The refining segment consists of Lyondell’s equity investment in LCR (see Note 9).

Millions of dollars	EC&D	PO&RP	Inorganic Chemicals	Total
Goodwill at January 1, 2005	$270	$1,080	$825	$2,175
Adjustments to preliminary purchase price allocation related to November 30, 2004 acquisition of Millennium	(3)	—	56	53
Settlement of income tax issues related to 1998 acquisition of ARCO Chemical Company	—	(9)	—	(9)

Goodwill at September 30, 2005	$267	$1,071	$881	$2,219

Based on information obtained during the three-month period ended September 30, 2005, regarding environmental remediation liabilities of Millennium as of November 30, 2004, Lyondell increased its estimate of such liabilities by $39 million, resulting in an increase in goodwill, net of tax effects, of $25 million. See Notes 5 and 17.

13. Accounts Payable

Accounts payable at September 30, 2005 and December 31, 2004 included liabilities in the amounts of $12 million and $4 million, respectively, for checks issued in excess of associated bank balances but not yet presented for collection.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Long-Term Debt

Lyondell’s long-term debt includes credit facilities and debt obligations maintained by Lyondell’s wholly owned subsidiaries, Equistar and Millennium. LCC has not guaranteed the subsidiaries’ credit facilities or debt obligations, except for $300 million of Equistar debt, consisting of the 6.5% Notes due 2006 and the 7.55% Debentures due 2026.

Long-term debt consisted of the following:

Millions of dollars	September 30, 2005	December 31, 2004
Bank credit facilities:
LCC $475 million senior secured revolving credit facility	$—	$—
Equistar $250 million inventory-based revolving credit facility	—	—
Millennium $150 million senior secured revolving credit facility	—	—
Millennium Australian senior secured term loan due 2010	100	—

LCC notes and debentures:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	—	700
Senior Secured Notes due 2008, 9.5%	730	730
Senior Secured Notes due 2012, 11.125%	278	278
Senior Secured Notes due 2013, 10.5%	325	325
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	225	225
Senior Subordinated Notes due 2009, 10.875%	500	500

Equistar notes and debentures:
Senior Notes due 2008, 10.125%	700	700
Senior Notes due 2011, 10.625%	700	700
Debentures due 2026, 7.55%	150	150
Notes due 2006, 6.5%	150	150
Notes due 2009, 8.75%	600	600

Millennium notes and debentures:
Senior Notes due 2006, 7%	167	500
Senior Notes due 2008, 9.25%	469	471
Senior Debentures due 2026, 7.625%	250	250
Convertible Senior Debentures due 2023, 4%	150	150

Other debt	28	32
Unamortized premium, net	251	302

Total	6,873	7,863
Less current maturities	(256)	(308)

Long-term debt	$6,617	$7,555

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the first nine months of 2005, LCC prepaid the remaining $700 million of the 9.875% Senior Secured Notes Series B, and paid $28 million in prepayment premiums.

On February 2, 2005, as a result of certain adjustments and charges related to the February 2005 restatement of Millennium’s financial statements, Millennium entered into an amendment and waiver to its $150 million credit facility, which amended the credit facility definition of EBITDA and waived any and all defaults or events of default that may have occurred on or prior to the amendment and waiver. In addition, in May 2005, Millennium obtained an amendment to its $150 million credit facility to allow for the unrestricted repurchase of indebtedness in the form of bonds, debentures, notes or similar instruments. In August 2005, Millennium amended and restated the $150 million credit facility, replacing it with new credit facilities that consist of a $125 million U.S. secured revolving credit facility, a $25 million Australian secured revolving credit facility, and a $100 million Australian senior secured term loan, all of which mature in August 2010. Availability under the revolving credit facilities is reduced to the extent of outstanding letters of credit provided under the facilities. There were $27 million of outstanding letters of credit under the U.S. revolving credit facility and none outstanding under the Australian revolving credit facility as of September 30, 2005. There was no outstanding borrowing under either revolving credit facility as of September 30, 2005. The U.S. revolving credit facility and the Australian term loan generally bear interest between LIBOR plus 1% to LIBOR plus 2%, as the case may be, based upon the Leverage Ratio, as defined, as of the most recent determination date. The Australian revolving credit facility generally bears interest based on the Australian Bank Bill Rate, as defined, plus between 1% to 2%, as the case may be, based upon the Leverage Ratio as of the most recent determination date.

The August 2005 Millennium amended and restated credit facilities contain various restrictive covenants and covenants that require Millennium to maintain specified financial ratios. The restrictive covenants, subject to exceptions, limit distributions, debt incurrence, lien incurrence, investments, sale and leaseback transactions, certain payments, sales of assets, affiliate transactions and mergers. The financial ratio covenants require Millennium to maintain specified financial ratios. Specifically, Millennium is not permitted to allow (1) the Leverage Ratio, as defined, to be equal to or greater than 4.50 to 1.00 and (2) the Interest Coverage Ratio, as defined, for any period of four consecutive fiscal quarters to be less than (i) 1.75 to 1.00 for any such period ending prior to September 30, 2006, or (ii) 2.25 to 1.00 for any such period ending on or after September 30, 2006.

The obligations under the U.S. revolving credit facility, subject to permitted liens, are generally secured by Millennium’s equity interests in certain U.S. and non-U.S. subsidiaries, interests in Equistar and cash distributions made by Equistar, certain assets of Millennium and certain of its U.S. subsidiaries and guarantees by Millennium and certain U.S. subsidiaries.

The obligations under the Australian term loan and revolving credit facility, subject to permitted liens, are secured by Millennium’s equity interests in certain non-U.S. subsidiaries, substantially all of the assets of those subsidiaries, including cash and proceeds therefrom, and guarantees by Millennium and certain of its subsidiaries.

In September 2005, Millennium completed a cash tender offer for its 7% Senior Notes due 2006 and purchased $281 million principal amount of the notes at 102.622 percent of par. In addition, during the first nine months of 2005, Millennium purchased $52 million of the 7% Senior Notes due 2006 and $2 million of the 9.25% Senior Notes due 2008.

Current maturities of long-term debt at September 30, 2005 included $100 million of LCC’s 9.375% Debentures due 2005, $150 million of Equistar’s 6.5% Notes due 2006 and other debt of $6 million. At December 31, 2004, current maturities included $200 million of LCC’s 9.875% Senior Secured Notes due 2007, which were called in December 2004, $100 million of LCC’s 9.375% Debentures due 2005 and other debt of $8 million.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization of debt premiums, including adjustments to fair values included in accounting for the acquisition of Millennium, and debt issuance costs resulted in a net credit of $9 million and $26 million for the three- and nine-month periods ended September 30, 2005, respectively, and a charge of $5 million and $14 million for the three- and nine-month periods ended September 30, 2004, respectively, that were included in interest expense in the Consolidated Statements of Income.

In November 2005, Equistar amended the $250 million inventory-based revolving credit facility increasing the availability to $400 million and extending the maturity to November 2010.

15. Pension and Other Postretirement Benefits

Net periodic pension benefit costs included the following components:

	For the three months ended September 30, 2005		For the nine months ended September 30, 2005
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$12	$4	$35	$13
Interest cost	20	5	63	16
Recognized return on plan assets	(19)	(5)	(58)	(15)
Actuarial and investment loss amortization	5	1	15	3

Net periodic pension benefit cost	$18	$5	$55	$17

	For the three months ended September 30, 2004		For the nine months ended September 30, 2004
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$4	$3	$11	$8
Interest cost	7	3	22	8
Recognized return on plan assets	(4)	(3)	(12)	(8)
Actuarial and investment loss amortization	4	1	13	3

Net periodic pension benefit cost	$11	$4	$34	$11

Net periodic other postretirement benefit costs, which were entirely incurred in the U.S., included the following components:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2005	2004	2005	2004
Service cost	$1	$1	$4	$2
Interest cost	3	1	9	4
Actuarial gain amortization	—	(1)	—	(1)

Net periodic benefit cost	$4	$1	$13	$5

The increases in pension and other postretirement benefit costs in the three- and nine-month periods ended September 30, 2005 primarily reflect the consolidation of Millennium and Equistar prospectively from December 1, 2004.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income Taxes

The estimated annual effective income tax rate for 2005 was reduced in the third quarter 2005, resulting in a year-to-date effective income tax rate of 29% compared to the 36% used previously due primarily to the finalization of income tax liabilities relating to prior years, partially offset by higher non-U.S. earnings that are effectively taxed at higher rates. As a result, the provision for income taxes for the third quarter 2005 was reduced by $38 million.

17. Commitments and Contingencies

Crude Supply Agreement—Under a crude supply agreement (“CSA”) with PDVSA Petróleo, S.A. (“PDVSA Oil”), PDVSA Oil is required to sell, and LCR is required to purchase, 230,000 barrels per day of heavy, high sulfur crude oil, which constitutes approximately 86% of LCR’s refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. At such times, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the CSA in partial compensation for such reductions. More recently, LCR has been receiving crude oil under the CSA at or above contract volumes.

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and Petróleos de Venezuela, S.A. (“PDVSA”) under the CSA. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, in February 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations, which LCR is continuing to litigate.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the CSA and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. If the CSA is modified or terminated or this source of crude oil is otherwise interrupted, due to production difficulties, political or economic events in Venezuela or other factors, LCR could experience significantly lower earnings and cash flows. Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. If neither CITGO, PDVSA Oil nor their affiliates were a partner in LCR, PDVSA Oil would have an option to terminate the CSA. Depending on then-current market conditions, any breach or termination of the CSA, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. Alternative crude oil supplies with similar margins may not be available for purchase by LCR, although, over the last six quarters, the CSA margins have actually been less favorable than margins available for non-CSA crude oil.

Leased Facility—As a result of its consolidation of Equistar, Lyondell has an ethylene facility in Lake Charles, Louisiana, which has been idled since the first quarter of 2001, pending sustained improvement in market conditions. The facility and land, which are included in property, plant and equipment at a net book value of $139 million, are leased from Occidental. In May 2003, Equistar and Occidental entered into a new one-year lease, which has renewal provisions for two additional one-year periods at either party’s option. Equistar exercised the second one-year renewal option in April 2005.

Environmental Remediation—A Millennium subsidiary has been identified as a Potential Responsible Party (“PRP”) with respect to the Kalamazoo River Superfund Site. The site involves cleanup of river sediments and floodplain soils contaminated with polychlorinated biphenyls (“PCBs”), cleanup of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

former paper mill operations, and cleanup and closure of landfills associated with the former paper mill operations. In 2000, the Kalamazoo River Study Group (the “KRSG”), of which the Millennium subsidiary and other PRPs are members, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study, which evaluated a number of remedial options for the river. The estimated costs for these remedial options ranged from $0 to $2.5 billion.

At the end of 2001, the U.S. Environmental Protection Agency (“EPA”) took lead responsibility for the river portion of the site at the request of the State of Michigan. In 2004, the EPA initiated a confidential process to facilitate discussions among the agency, the Millennium subsidiary, other PRPs, the Michigan Departments of Environmental Quality and Natural Resources, and certain federal natural resource trustees about the need for additional investigation activities and different possible approaches for addressing the contamination in and along the Kalamazoo River.

As of September 30, 2005, the probable future remediation spending associated with the river cannot be determined with certainty. Although the KRSG study identified a broad range of remedial options, not all of those options would represent reasonably possible outcomes. Management does not believe that it can identify a single remedy among those options that would represent the highest-cost reasonably possible outcome. However, Lyondell recognized a liability of $40 million at December 31, 2004, representing Millennium’s interim allocation of 55% of the $73 million estimated cost of bank stabilization, recommended as the preferred remedy in 2000 by the KRSG study. During the three- and nine-month periods ended September 30, 2005, this liability was increased by $15 million and $19 million, respectively, to reflect new information obtained during the periods about expected costs of regulatory oversight, modeling, and other associated remediation costs. At September 30, 2005, the balance of this liability, net of related spending, was $57 million.

In addition, Lyondell recognized a liability of $38 million as of December 31, 2004, primarily related to Millennium’s estimated share of remediation costs for two former paper mill sites and associated landfills, which are also part of the Kalamazoo River Superfund Site. The liability was increased in the three- and nine-month periods ended September 30, 2005 by $4 million to reflect new information obtained during the periods regarding the probable costs associated with the remediation activity. These increases also represent adjustments to Lyondell’s estimate of the liabilities in its accounting for the acquisition of Millennium. At September 30, 2005, the balance of the liability, net of related spending, was $41 million. Although no final agreement has been reached as to the ultimate remedy for these locations, Millennium has begun remediation activity related to these sites.

Millennium’s ultimate liability for the Kalamazoo River Superfund Site will depend on many factors that have not yet been determined, including the ultimate remedy selected, the determination of natural resource damages, the number and financial viability of the other PRPs, and the determination of the final allocation among the PRPs.

Also, based on additional information obtained during the three- and nine-month periods ended September 30, 2005, regarding Millennium remediation liabilities related to Millennium sites other than the Kalamazoo River Superfund Site, Lyondell increased the estimated remediation liabilities for those sites by $20 million and $22 million, respectively. The balance of these liabilities at September 30, 2005 was $60 million.

The increases in Millennium environmental liabilities, including those related to the Kalamazoo River Superfund Site, increased the balance of goodwill related to Lyondell’s acquisition of Millennium on November 30, 2004. Any increase in the estimates of Millennium’s liabilities for environmental remediation as of November 30, 2004 that would result from information obtained subsequent to the fourth quarter of 2005 would not result in adjustment of the accounting for Lyondell’s acquisition of Millennium and, therefore, would be included in Lyondell’s results of operations. See Notes 5 and 12.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell’s accrued environmental liability for future remediation costs at all current and former plant sites and Superfund sites totaled $147 million as of December 31, 2004 and $183 million as of September 30, 2005. The liabilities for individual sites range from less than $1 million to $98 million and are expected to be incurred over a number of years, and not to be concentrated in any single year. In the opinion of management, there is no material estimable range of reasonably possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—Under the Clean Air Act, the eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the EPA under a “one-hour” ozone standard. Emission reduction controls for nitrogen oxides (“NOx”) must be installed at LCR’s refinery and each of Lyondell’s ten facilities in the Houston/Galveston region prior to the November 2007 compliance deadline for the one-hour ozone standard.

In December 2004, the regulatory agency for the state of Texas, the Texas Commission on Environmental Quality (“TCEQ”) finalized controls over highly reactive, volatile organic compounds (“HRVOCs”). Lyondell and LCR are still assessing the impact of the HRVOC revisions. In April 2004, the EPA designated the eight-county Houston/Galveston region a moderate non-attainment area under an “eight-hour” ozone standard. As a result, the TCEQ must submit a plan to the EPA in 2007 to demonstrate compliance with the eight-hour ozone standard in 2010. Although the one-hour ozone standard expired in June 2005, the controls under that standard will not be relaxed under the EPA’s new eight-hour transition rules. As a result, Lyondell and LCR still will be required to meet the one-hour emission standards for NOx and HRVOCs. The timing and amount of the estimated expenditures are subject to regulatory and other uncertainties, as well as to obtaining the necessary permits and approvals. The ultimate cost of implementing any plan developed to comply with the final ozone standards cannot be estimated at this time.

The Clean Air Act also specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and required refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners of on-road diesel fuel to produce 80% as ultra low sulfur diesel (“ULSD”) by June 2006 and 100% by the end of 2009, with less stringent standards for “off road” diesel fuel. These gasoline and diesel fuel standards will result in increased capital investment for LCR. In addition, these standards could result in higher operating costs for LCR. Lyondell’s business may also be impacted if these standards increase the cost for processing fuel components.

Lyondell currently estimates that environmentally related capital expenditures at its facilities, including Equistar and Millennium facilities, will be approximately $95 million for 2005 and $86 million for 2006, including estimated expenditures related to emission control standards for NOx and HRVOCs, as described above, and a wastewater management project. Capital spending to comply with environmental regulations at LCR’s facilities (on a 100% basis) is estimated to be approximately $93 million in 2005 and $100 million in 2006. The expected increase in environmental spending at LCR’s facilities reflects spending for low sulfur fuels regulations, as well as emission reductions.

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl (“MTBE”), in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. states have banned or are considering a ban on the use of MTBE. The Energy Policy Act of 2005 was enacted in the U.S. in August 2005. This Act does not phase-down or ban the use of MTBE; however, it does eliminate the oxygenate standard for reformulated fuels, effective 270 days from the date of the Act. In addition, the Act contains a renewable fuel standard that mandates the use of ethanol in gasoline.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the state level, Connecticut, California and New York banned MTBE, effective January 1, 2004, which started to negatively affect MTBE demand during late 2003. In addition, beginning in 2003 several major oil companies substantially reduced or discontinued the use of MTBE in gasoline produced for California markets, negatively affecting 2003 demand. Lyondell estimates that, in 2003, California, Connecticut and New York combined represented approximately one-fourth of U.S. MTBE industry demand. In August 2005, New Jersey banned MTBE effective January 2009. New Jersey represents an estimated 15% of current U.S. MTBE industry demand.

At this time, Lyondell cannot predict the full impact that the U.S. federal legislation and state governmental initiatives and state bans will have on MTBE margins or volumes longer term. Lyondell’s North American MTBE sales represented approximately 7% of its total revenues for the nine months ended September 30, 2005. Lyondell intends to continue marketing MTBE in the U.S., as well as outside of the U.S. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell has or will have the flexibility to produce alternative gasoline blending components, such as iso-octane, iso-octene (also known as “di-isobutylene”) or ethyl tertiary butyl ether (“ETBE”). Lyondell is installing equipment at its Channelview, Texas facility that will provide Lyondell with the flexibility to produce di-isobutylene or MTBE at that facility, and this flexibility will be in place in 2006. The current estimated cost of converting this facility to di-isobutylene production is less than $20 million. In addition, Lyondell’s U.S.-based and European-based MTBE plants can produce ETBE and Lyondell has produced and sold ETBE in Europe to address Europe’s growing demand for biofuels. Lyondell is currently evaluating ETBE, as well as the di-isobutylene alternative, and any final decision will be influenced by further regulatory and market developments. The profit contribution related to alternative gasoline blending components is likely to be lower than that historically realized on MTBE.

Litigation—On April 8, 2005, Lyondell filed a lawsuit in Pennsylvania against BASF Corporation (“BASF”) seeking declaratory judgment to resolve a commercial dispute regarding the interpretation of various provisions of a propylene oxide sales contract. On April 12, 2005, BASF filed a lawsuit in New Jersey against Lyondell asserting various claims relating to alleged breaches of the same propylene oxide sales contract and seeking damages in excess of $100 million. In September 2005, BASF’s motion to dismiss Lyondell’s declaratory judgment action in Pennsylvania was granted, and Lyondell has decided not to appeal that ruling. The lawsuit that BASF filed in New Jersey is proceeding. Management believes that it has valid defenses to all claims and is vigorously defending them. The parties have engaged in negotiations to resolve the claims without success to date. Management does not expect the resolution of the claims to result in any material adverse effect on financial condition, liquidity or results of operations of Lyondell.

Together with alleged past manufacturers of lead-based paint and lead pigments for use in paint, Millennium has been named as a defendant in various legal proceedings alleging that Millennium and other manufacturers are responsible for personal injury, property damage, and remediation costs allegedly associated with the use of these products. The plaintiffs in these legal proceedings include municipalities, counties, school districts, individuals and the State of Rhode Island, and seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and nuisance. The majority of these legal proceedings assert unspecified monetary damages in excess of the statutory minimum and, in certain cases, contain general language requesting equitable relief from defendants such as abatement of lead-based paint in buildings. Legal proceedings relating to lead pigment or paint are in various procedural stages of pre-trial, post-trial and post-dismissal settings.

Millennium’s defense costs to date for lead-based paint and lead pigment litigation largely have been covered by insurance. Millennium has not accrued any liabilities for any lead-based paint and lead pigment litigation. Millennium has insurance policies that potentially provide approximately $1 billion in indemnity coverage for lead-based paint and lead pigment litigation. Millennium’s ability to collect under the indemnity coverage would depend upon the timing of any request for indemnity and the solvency of the various insurance carriers that are part of the coverage block at the time of such a request. As a result of insurance coverage litigation initiated by Millennium, an Ohio trial court issued a decision in 2002 effectively requiring certain insurance carriers to resume paying defense

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

costs in the lead-based paint and lead pigment cases. Indemnity coverage was not at issue in the Ohio court’s decision. The insurance carriers may appeal the Ohio decision regarding defense costs, and they have in the past and may in the future attempt to deny indemnity coverage if there is ever a settlement or an adverse judgment in any lead-based paint or lead pigment case.

Indemnification—Lyondell, its subsidiaries and its joint ventures are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation of joint ventures. For example, Lyondell entered into indemnification arrangements in connection with the transfer of assets and liabilities from Atlantic Richfield Company to Lyondell prior to Lyondell’s initial public offering, in connection with Lyondell’s acquisition of the outstanding shares of ARCO Chemical Company and in connection with the formation of LCR; Equistar and its owner companies (including Lyondell and Millennium) entered into indemnification arrangements in connection with the formation of Equistar; and Millennium entered into indemnification arrangements in connection with its demerger from Hanson plc. Pursuant to these arrangements, Lyondell, its subsidiaries and its joint ventures provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation. As of September 30, 2005, Lyondell has not accrued any significant amounts for such indemnification obligations, other than amounts under tax sharing agreements that have been reflected in the provision for income taxes, and is not aware of other circumstances that would be likely to lead to significant future indemnification claims against Lyondell. Lyondell cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

Other—Lyondell, its subsidiaries and its joint ventures are, from time to time, defendants in lawsuits and other commercial disputes, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of any liability and resulting financial impact with respect to any such matters cannot be ascertained with any degree of certainty, management does not believe that any ultimate uninsured liability resulting from these matters in which it, its subsidiaries or its joint ventures currently are involved (directly or indirectly) will individually, or in the aggregate, have a material adverse effect on the financial position, liquidity or results of operations of Lyondell.

General—In the opinion of management, the matters discussed in this note are not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

18. Per Share Data

Basic earnings per share for the periods presented is computed based upon the weighted average number of shares of common stock and Series B common stock outstanding during the periods. Diluted earnings per share also include the effect of outstanding stock options and warrants and restricted stock. Additionally, diluted earnings per share for the three and nine months ended September 30, 2005 include the effect of the 4% Millennium Convertible Debentures that are convertible into Lyondell common stock. Computation of fully-diluted earnings per share for the three and nine months ended September 30, 2005 reflected the assumed conversion of Millennium’s 4% Convertible Debentures, including the related reduction of net income by less than $1 million and $1 million, respectively, in the three and nine months ended September 30, 2005. The reduction of net income reflected the net after-tax effect of related interest expense, including amortization of the adjustment of the Convertible Debentures to fair value in accounting for the acquisition of Millennium.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings per share data and dividends declared per share of common stock were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2005	2004	2005	2004
Weighted average shares, in millions:
Basic	246.5	178.1	245.6	177.5
Diluted	260.4	179.9	259.7	178.7

Earnings per share:
Basic	$0.04	$0.28	$1.59	$0.21
Diluted	0.04	0.28	1.50	0.21
Dividends declared per share of common stock	$0.225	$0.225	$0.675	$0.675

19. Comprehensive Income

The components of the comprehensive income (loss) were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2005	2004	2005	2004
Net income	$10	$50	$390	$38
Other comprehensive income (loss):
Foreign currency translation gain (loss)	(5)	20	(181)	(22)
Derivative instruments	1	—	(1)	(2)
Other	—	—	1	—

Total other comprehensive income (loss)	(4)	20	(181)	(24)

Comprehensive income	$6	$70	$209	$14

20. Segment and Related Information

Lyondell has four reportable segments:

•	Ethylene, co-products and derivatives (“EC&D”), primarily manufacturing and marketing of ethylene; its co-products, including propylene, butadiene and aromatics; and derivatives, including ethylene oxide, ethylene glycol, polyethylene and vinyl acetate monomer;

•	Propylene oxide and related products (“PO&RP”), including manufacturing and marketing of PO; co-products SM and TBA with its derivative, methyl tertiary butyl ether or MTBE; PO derivatives, including propylene glycol, propylene glycol ethers and butanediol; and TDI;

•	Inorganic chemicals, primarily manufacturing and marketing of titanium dioxide and related products; and

•	Refining.

The inorganic chemicals segment resulted from the acquisition of Millennium on November 30, 2004. With the acquisition of Millennium, Equistar also became a consolidated subsidiary. Results of Equistar operations, in the EC&D segment, prior to December 2004 reflect Lyondell’s previous equity investment in Equistar (see Note 8).

The refining segment consists of Lyondell’s equity investment in LCR (see Note 9).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning reportable segments is shown in the following table for the periods presented:

Millions of dollars	EC&D	PO&RP	Inorganic Chemicals	Refining	Other	Total
For the three months ended September 30, 2005
Sales and other operating revenues:
Customer	$2,691	$1,734	$345	$—	$25	$4,795
Intersegment	297	114	—	—	(411)	—

	2,988	1,848	345	—	(386)	4,795

Operating income (loss)	22	70	(16)	—	(4)	72
Income from equity investments	—	2	—	53	—	55

For the three months ended September 30, 2004
Sales and other operating revenues	$—	$1,307	$—	$—	$—	$1,307
Operating income	—	49	—	—	—	49
Income from equity investments	54	1	—	89	—	144

For the nine months ended September 30, 2005
Sales and other operating revenues:
Customer	$7,847	$4,700	$1,005	$—	$71	$13,623
Intersegment	964	239	—	—	(1,203)	—

	8,811	4,939	1,005	—	(1,132)	13,623

Operating income (loss)	618	300	21	—	(9)	930
Income from equity investments	—	2	—	139	—	141

For the nine months ended September 30, 2004
Sales and other operating revenues	$—	$3,573	$—	$—	$—	$3,573
Operating income	—	92	—	—	—	92
Income from equity investments	93	3	—	208	—	304

The operating income of the PO&RP segment for the three- and nine-month periods ended September 30, 2005 included charges of $195 million to reduce the carrying value of the Lake Charles, Louisiana, TDI plant.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Supplemental Guarantor Information

Lyondell Chemical Technology Inc. (“LCTI”), formerly known as ARCO Technology Inc., Lyondell Chemical Technology L.P. (“LCTLP”), formerly known as ARCO Chemical Technology L.P., and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors (collectively “Guarantors”), jointly and severally, of the following (see Note 14):

•	Senior Secured Notes, Series A due 2007, 9.625%

•	Senior Secured Notes, Series B due 2007, 9.875%

•	Senior Secured Notes due 2008, 9.5%

•	Senior Secured Notes due 2012, 11.125%

•	Senior Secured Notes due 2013, 10.5%, and

•	Senior Subordinated Notes due 2009, 10.875%.

LCNL, a Delaware corporation, owns a Dutch subsidiary that operates chemical production facilities near Rotterdam, The Netherlands. LCTI is a Delaware corporation, which holds the investment in LCTLP. LCTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. The Guarantors are all 100% owned subsidiaries of Lyondell. The guarantees are joint and several and full and unconditional.

Equistar is the issuer of 6.5% Notes due 2006 and 7.55% Debentures due 2026, which are guaranteed by LCC. As a result of Lyondell’s November 30, 2004 acquisition of Millennium, Equistar became a wholly owned subsidiary of Lyondell.

The following condensed consolidating financial information present supplemental information for the Guarantors and Equistar, a subsidiary issuer, as of September 30, 2005 and December 31, 2004 and for the three- and nine-month periods ended September 30, 2005 and 2004.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of September 30, 2005

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Total current assets	$1,080	$351	$1,880	$1,607	$(118)	$4,800
Property, plant and equipment, net	591	768	3,079	2,181	—	6,619
Investments and long-term receivables	7,070	260	62	707	(7,008)	1,091
Goodwill, net	713	349	—	1,157	—	2,219
Other assets, net	221	64	361	198	—	844

Total assets	$9,675	$1,792	$5,382	$5,850	$(7,126)	$15,573

Current maturities of long-term debt	$100	$—	$150	$6	$—	$256
Other current liabilities	602	180	1,133	415	(57)	2,273
Long-term debt	3,052	—	2,161	1,404	—	6,617
Other liabilities	560	44	408	779	—	1,791
Deferred income taxes	1,048	164	—	457	2	1,671
Intercompany liabilities (assets)	1,530	(7)	—	(1,083)	(440)	—
Minority interest	—	29	—	181	(28)	182
Stockholders’ equity	2,783	1,382	1,530	3,691	(6,603)	2,783

Total liabilities and stockholders’ equity	$9,675	$1,792	$5,382	$5,850	$(7,126)	$15,573

BALANCE SHEET

As of December 31, 2004

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Total current assets	$1,030	$292	$1,490	$1,787	$(142)	$4,457
Property, plant and equipment, net	778	898	3,167	2,372	—	7,215
Investments and long-term receivables	6,903	295	63	765	(6,836)	1,190
Goodwill, net	722	349	—	1,104	—	2,175
Other assets, net	278	77	354	215	—	924

Total assets	$9,711	$1,911	$5,074	$6,243	$(6,978)	$15,961

Current maturities of long-term debt	$300	$—	$1	$7	$—	$308
Other current liabilities	498	188	805	536	(40)	1,987
Long-term debt	3,551	—	2,312	1,692	—	7,555
Other liabilities	634	50	394	702	—	1,780
Deferred income taxes	792	163	—	519	3	1,477
Intercompany liabilities (assets)	1,263	221	—	(1,473)	(11)	—
Minority interest	—	26	1	180	(26)	181
Stockholders’ equity	2,673	1,263	1,561	4,080	(6,904)	2,673

Total liabilities and stockholders’ equity	$9,711	$1,911	$5,074	$6,243	$(6,978)	$15,961

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the Three Months Ended September 30, 2005

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Sales and other operating revenues	$1,088	$488	$2,867	$895	$(543)	$4,795
Cost of sales	915	399	2,776	806	(543)	4,353
Charges related to TDI plant	195	—	—	—	—	195
Selling, general and administrative expenses	49	9	52	42	—	152
Research and development expenses	8	—	8	7	—	23

Operating income (loss)	(79)	80	31	40	—	72
Interest income (expense), net	(85)	1	(56)	(9)	—	(149)
Other income (expense), net	(96)	(1)	(2)	77	—	(22)
Income (loss) from equity investments	161	121	—	(68)	(159)	55
Intercompany income (expense)	8	(18)	—	10	—	—
Provision for (benefit from) income taxes	(101)	35	1	11	—	(54)

Net income (loss)	$10	$148	$(28)	$39	$(159)	$10

STATEMENT OF INCOME

For the Three Months Ended September 30, 2004

Millions of dollars	LCC	Guarantors	Non- Guarantors	Eliminations	Consolidated
Sales and other operating revenues	$749	$398	$292	$(132)	$1,307
Cost of sales	687	366	274	(132)	1,195
Selling, general and administrative expenses	40	6	9	—	55
Research and development expenses	9	(1)	—	—	8

Operating income	13	27	9	—	49
Interest expense, net	(108)	—	—	—	(108)
Other income (expense), net	(34)	—	25	—	(9)
Income from equity investments	143	51	92	(142)	144
Intercompany income (expense)	(14)	1	13	—	—
Provision for (benefit from) income taxes	(50)	27	49	—	26

Net income	$50	$52	$90	$(142)	$50

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENT OF INCOME

For the Nine Months Ended September 30, 2005

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Sales and other operating revenues	$2,990	$1,394	$8,428	$2,436	$(1,625)	$13,623
Cost of sales	2,586	1,186	7,640	2,229	(1,625)	12,016
Charges related to TDI plant	195	—	—	—	—	195
Selling, general and administrative expenses	117	22	146	129	—	414
Research and development expenses	25	—	25	18	—	68

Operating income	67	186	617	60	—	930
Interest income (expense), net	(272)	1	(164)	(27)	—	(462)
Other income (expense), net	(155)	7	(6)	95	—	(59)
Income (loss) from equity investments	817	207	—	(66)	(817)	141
Intercompany income (expense)	(59)	21	—	38	—	—
Provision for income taxes	8	122	1	29	—	160

Net income	$390	$300	$446	$71	$(817)	$390

STATEMENT OF INCOME

For the Nine Months Ended September 30, 2004

Millions of dollars	LCC	Guarantors	Non- Guarantors	Eliminations	Consolidated
Sales and other operating revenues	$2,117	$1,093	$801	$(438)	$3,573
Cost of sales	1,940	1,012	794	(438)	3,308
Selling, general and administrative expenses	105	18	26	—	149
Research and development expenses	25	(1)	—	—	24

Operating income (loss)	47	64	(19)	—	92
Interest income (expense), net	(328)	—	3	—	(325)
Other income (expense), net	(65)	(3)	55	—	(13)
Income from equity investments	298	134	170	(298)	304
Intercompany income (expense)	(54)	14	40	—	—
Provision for (benefit from) income taxes	(140)	73	87	—	20

Net income	$38	$136	$162	$(298)	$38

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2005

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Net income	$390	$300	$446	$71	$(817)	$390
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	51	54	238	202	—	545
Charges related to TDI plant	195	—	—	—	—	195
Income from equity investments	(817)	(207)	—	66	817	(141)
Distributions of earnings from affiliates	515	—	—	140	(515)	140
Deferred income taxes	44	122	—	(54)	—	112
Debt prepayment charges and premiums	28	—	—	—	—	28
Intercompany (receivables) payables, net	237	(188)	—	(89)	40	—
Net changes in working capital and other	94	(86)	(22)	(124)	(40)	(178)

Net cash provided by (used in) operating activities	737	(5)	662	212	(515)	1,091

Expenditures for property, plant and equipment	(32)	(5)	(103)	(38)	—	(178)
Distributions from affiliates in excess of earnings	123	—	—	—	—	123
Contributions and advances to affiliates	(90)	(8)	—	—	8	(90)
Other	—	—	3	—	—	3

Net cash used in investing activities	1	(13)	(100)	(38)	8	(142)

Repayment of long-term debt	(722)	—	(1)	(349)	—	(1,072)
Issuance of long-term debt	—	—	—	99	—	99
Dividends paid	(167)	—	—	—	—	(167)
Proceeds from stock option exercises	46	—	—	—	—	46
Distributions to owners	—	—	(475)	(40)	515	—
Contributions from owners	—	8	—	—	(8)	—
Other	(3)	—	7	—	—	4

Net cash provided by (used in) financing activities	(846)	8	(469)	(290)	507	(1,090)

Effect of exchange rate changes on cash	—	3	—	(14)	—	(11)

Increase (decrease) in cash and cash equivalents	$(108)	$(7)	$93	$(130)	$—	$(152)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2004

Millions of dollars	LCC	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net income	$38	$136	$162	$(298)	$38
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54	52	80	—	186
Income from equity investments	(298)	(134)	(170)	298	(304)
Distributions of earnings from affiliates	319	—	—	(38)	281
Deferred income taxes	(140)	73	83	—	16
Intercompany (receivables) payables, net	196	(110)	(119)	33	—
Debt prepayment premiums and charges	6	—	—	—	6
Net changes in working capital and other	61	(5)	(23)	—	33

Net cash provided by operating activities	236	12	13	(5)	256

Expenditures for property, plant and equipment	(38)	(2)	(3)	—	(43)
Distributions from affiliates in excess of earnings	105	—	—	—	105
Contributions and advances to affiliates	(32)	—	—	—	(32)

Net cash provided by (used in) investing activities	35	(2)	(3)	—	30

Repayment of long-term debt	(105)	—	—	—	(105)
Dividends paid	(95)	—	—	—	(95)
Distributions to owners	—	(5)	(38)	43	—
Proceeds from stock option exercises	9	—	—	—	9
Other	(1)	—	—	—	(1)

Net cash used in financing activities	(192)	(5)	(38)	43	(192)

Effect of exchange rate changes on cash	—	(2)	1	—	(1)

Increase in cash and cash equivalents	$79	$3	$(27)	$38	$93